Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31	Year Ended December 31
	2015	2014	2013	2012	2011	2010
	(in millions of dollars, except ratios)
Earnings
Income Before Income Tax	$303.0	$542.0	$1,220.0	$1,265.6	$347.5	$1,322.8
Fixed Charges	44.5	184.1	175.1	169.8	165.5	163.1

Adjusted Earnings	$347.5	$726.1	$1,395.1	$1,435.4	$513.0	$1,485.9

Fixed Charges
Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$37.8	$154.3	$149.4	$145.4	$143.3	$143.3
Interest Credited on Investment Products	3.1	14.3	10.2	9.7	9.4	8.9
Portion of Rents Deemed Representative of Interest	3.4	14.7	14.7	13.9	12.0	9.8
Other	0.2	0.8	0.8	0.8	0.8	1.1

Total Fixed Charges	$44.5	$184.1	$175.1	$169.8	$165.5	$163.1

Ratio of Earnings to Fixed Charges (1)	7.8	3.9	8.0	8.5	3.1	9.1

(1)	Effective January 1, 2015, we adopted an accounting standards update relating to investments in qualified affordable housing projects and applied the amendments retrospectively. Prior period results have been adjusted to reflect our retrospective adoption.